                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*

            ZIONS CO-OPERATIVE MERCANTILE INSTITUTION
                        (Name of Issuer)

             Common Stock, Par Value $.001 per Share
            ________________________________________
                 (Title of Class of Securities)

                            989705108
            ________________________________________
                         (CUSIP Number)

                    Richard A. Brickson, Esq.
                The May Department Stores Company
                        611 Olive Street
                 St. Louis, Missouri 63101-1799
                         (314) 342-6423
            ________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        October 14, 1999
            ________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 989705108                             Page 2 of 7 Pages
_________________________________________________________________
1    Name of Reporting Person/I.R.S. Identification No. of Above
     Person
          THE MAY DEPARTMENT STORES COMPANY
_________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group*

          (a) / /
          (b) / /
_________________________________________________________________
3.   SEC Use Only

_________________________________________________________________
4.   Source of Funds*
          OO
_________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
          / /
_________________________________________________________________
6.   Citizenship or Place of Organization
          Delaware
_________________________________________________________________
               7.   Sole Voting Power
                         None
  NUMBER OF         _____________________________________________
   SHARES      8.   Shared Voting Power
BENEFICIALLY        1,219,166
  OWNED BY          _____________________________________________
   EACH        9.   Sole Dispositive Power
 REPORTING               None
  PERSON            _____________________________________________
  WITH         10.  Shared Dispositive Power
                    1,219,166
_________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,219,166
_________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*
          / /
_________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
          55.2%
_________________________________________________________________
14.  Type of Reporting Person*
          CO
_________________________________________________________________
*See Instructions Before Filling Out!

                                                Page 3 of 7 Pages


     This Statement on Schedule 13D (the "Schedule 13D") relates to the Agreement and Plan of Merger dated October 14, 1999 (the "Merger Agreement") by and among The May Department Stores Company, a Delaware corporation ("May"), MS Acquisition, Inc., a Utah corporation and a wholly owned subsidiary of May, and Zions Co-operative Mercantile Institution, a Utah corporation ("ZCMI"). Pursuant to the Merger Agreement, MS Acquisition would merge with and into ZCMI, with ZCMI surviving the merger as a wholly owned subsidiary of May. In the merger, shareowners of ZCMI would receive a fraction of a share of May common stock equal to $22.50 for each share of ZCMI common stock that they own. A copy of the Merger Agreement is attached hereto as Exhibit 7.1. This
Schedule 13D also relates to the Shareowner Voting Agreement, dated October 14, 1999, between May and ZCMI Reserve Trust, the Shareowner Voting Agreement, dated October 14, 1999, between May and Richard H. Madsen, and the Shareowner Voting Agreement, dated October 14, 1999, between May and Patricia Madsen (collectively, the "Shareowner Agreements"). The Shareowner Agreements are attached hereto as Exhibits 7.2, 7.3, and 7.4 respectively.

Item 1.   Security And Issuer.

     This Schedule 13D relates to the common stock, par value
$.001 per share, of ZCMI common stock. ZCMI's principal executive office is located at 200 South 900 West, Salt Lake
City, Utah 84137.

Item 2.   Identity And Background.

     (a)-(c), (f) The May Department Stores Company is a Delaware corporation. Its principal business address and its principal executive office is at 611 Olive Street, St. Louis, Missouri 63101. All executive officers and directors of May are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

     (d)-(e) During the last five years neither May nor, to the best of its knowledge, any of its executive officers and directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations or, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                                Page 4 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

     The information set forth in Sections 2.1 ("Conversion of Common Stock") and 2.2 ("Exchange of Certificates") of the Merger
Agreement and in Section 10 of each of the Shareowner Agreements is incorporated herein by reference.

Item 4.   Purpose of the Transaction.

     (a)-(j) The purpose of the Merger Agreement is for May to acquire the entire equity interest in ZCMI. The Shareowner Agreements were entered into in connection with the execution of the Merger Agreement as an inducement to May to enter into the Merger Agreement. The information set forth in Article 1 ("The Merger"), Section 5.1 ("Interim Operations of the Company"), and
Section 6.4 ("Election") of the Merger Agreement is incorporated herein by reference.

Item 5.   Interest in the Securities of the Issuer.

     (a) Pursuant to the Shareowner Agreements, May may be deemed beneficial owner of 1,219,166 shares of ZCMI common stock (the "Shares") (constituting 55.2% of the outstanding shares of common stock of ZCMI, based on the number of shares outstanding on October 14, 1999, as set forth in the Merger Agreement).

     (b) May may be deemed to have sole voting power with respect to none of the Shares; has shared voting power with respect to 1,219,166 of the Shares; has sole dispositive power with respect to none of the Shares; and has shared dispositive power with respect to 1,219,166 of the Shares.

     (c) Except as described herein neither May nor, to the best of its knowledge, any of its executive officers and directors has effected any transactions in the ZCMI common stock during the past 60 days.

     (d) Except as set forth in this Schedule 13D, May does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by May.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except for the Merger Agreement and the Shareowner
Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of

                                                Page 5 of 7 Pages


the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit
No.       Description

7.1 Agreement and Plan of Merger, dated October 14, 1999, among The May Department Stores Company, MS
          Acquisition, Inc. and Zion's Co-operative Mercantile
          Institution.

7.2 Shareowner Voting Agreement, dated October 14, 1999, between The May Department Stores Company and ZCMI
          Reserve Trust.

7.3 Shareowner Voting Agreement, dated October 14, 1999, between The May Department Stores Company and Richard
          H. Madsen.

7.4 Shareowner Voting Agreement, dated October 14, 1999, between The May Department Stores Company and Patricia
          Madsen.

                                                Page 6 of 7 Pages



                            Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         The May Department Stores Company


                         By:  /s/ Richard A. Brickson
                         Name: Richard A. Brickson
                         Title: Secretary


Dated: November 3, 1999

                                                Page 7 of 7 Pages


                          Exhibit Index

Exhibit
No.       Description

7.1 Agreement and Plan of Merger, dated October 14, 1999, among The May Department Stores Company, MS
          Acquisition, Inc. and Zion's Co-operative Mercantile
          Institution.

7.2 Shareowner Voting Agreement, dated October 14, 1999, between The May Department Stores Company and ZCMI
          Reserve Trust.

7.3 Shareowner Voting Agreement, dated October 14, 1999, between The May Department Stores Company and Richard
          H. Madsen.

7.4 Shareowner Voting Agreement, dated October 14, 1999, between The May Department Stores Company and Patricia
          Madsen.

                           Schedule A


John L. Dunham
Vice Chairman and Chief Financial Officer
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Marsha J. Evans
National Executive Director
Girl Scouts of the U.S.A.
420 Fifth Avenue
New York, New York 10018

Eugene S. Kahn
President and Chief Executive Officer
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Helene L. Kaplan
Of Counsel
Skadden, Arps, Slate, Meagher & Flom, LLP
919 Third Avenue
New York, New York  10022

James M. Kilts
President and Chief Executive Officer
Nabisco Inc.
7 Campus Drive
Parsippany, New Jersey 07054

Jerome T. Loeb
Chairman of the Board
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Russell E. Palmer
Chairman and Chief Executive Officer
The Palmer Group
3600 Market Street, Suite 530
Philadelphia, Pennsylvania 19104

William D. Perez
President and Chief Executive Officer
S.C. Johnson & Son, Inc.
1525 Howe Street, Mail Station #78
Racine, Wisconsin 53403

Michael R. Quinlan
Chairman of the Executive Committee
McDonald's Corporation
Kroc Drive
Oak Brook, Illinois 60523

William P. Stiritz
Chairman of the Board, Chief Executive Officer and President
Agribrands International, Inc.
9811 South Forty Drive
St. Louis, Missouri 63124

Robert D. Storey
Partner
Thompson Hine & Flory LLP
3900 Society Center
127 Public Square
Cleveland, Ohio 44114-1216

Anthony J. Torcasio
Vice Chairman
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101

Edward E. Whitacre, Jr.
Chairman and Chief Executive Officer
SBC Communications Inc.
175 East Houston, Suite 1300
San Antonio, Texas 78205

R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate
The May Department Stores Company
611 Olive Street
St. Louis, Missouri 63101